Filed Pursuant to Rule 424(b)(3)
Registration No. 333-221814

RODIN INCOME TRUST, INC.

SUPPLEMENT NO. 8 DATED APRIL 26, 2021

TO THE PROSPECTUS DATED APRIL 27, 2020

This Supplement No. 8 supplements, and should be read in conjunction with, our prospectus dated April 27, 2020, as supplemented by Supplement No. 1, dated May 15, 2020, Supplement No. 2, dated August 18, 2020, Supplement No. 3 dated November 16, 2020, Supplement No. 4 dated December 18, 2020, Supplement No. 5 dated January 11, 2021, Supplement No. 6 dated February 18, 2021 and Supplement No. 7 dated March 30, 2021. The purpose of this Supplement is to provide an update regarding our offering.

Status of Our Initial Public Offering

We commenced our initial public offering of $1.25 billion in shares of common stock on May 2, 2018, of which up to $1.0 billion in Class A Shares, Class T Shares and Class I Shares are being offered pursuant to our primary offering and up to $250 million in shares are being offered pursuant to our distribution reinvestment plan. We refer to our primary offering and our distribution reinvestment plan collectively as our offering. On June 28, 2018, we satisfied the minimum offering requirement of the offering as a result of the purchase of $2.0 million in Class I Shares by our sponsor and we commenced operations.  As of April 21, 2021, we had issued 0.801 million shares of our common stock (consisting of 0.414 million Class A Shares, 0.211 million Class T Shares and 0.176 million Class I Shares) in our offering for gross proceeds of approximately $19.0 million. As of April 21, 2021, $1.231 billion of shares remained available for sale pursuant to our offering.

Our initial public offering, including our distribution reinvestment plan, expires pursuant to its terms on May 2, 2021. To allow for the orderly close of our initial public offering prior to its expiration, we will cease accepting subscription agreements dated after April 28, 2021. In connection with the expiration of our initial public offering, our board of directors has determined to terminate our distribution reinvestment plan effective with the next distribution date of May 5, 2021. Accordingly, all distributions beginning with the distributions payable on May 5, 2021, will be paid in cash.

Following the expiration of our offering, we will continue to actively manage our portfolio. In addition, our board of directors and advisor are evaluating potential strategic opportunities focused on maximizing stockholder value. Our share repurchase program will continue under its current terms.